Exhibit 12.01

PUBLIC SERVICE COMPANY OF COLORADO

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$346,938	$302,104	$307,869	$329,347	$404,729
Add: Fixed Charges	147,061	155,731	168,115	180,700	162,982
Earnings as defined	$493,999	$457,835	$475,984	$510,047	$567,711
Fixed charges:
Interest charges within rental expense	$147,061	$155,731	$168,115	$173,328	$148,238
Preference security dividend requirements of consolidated subsidiaries	—	—	—	7,372	14,744
Total fixed charges	$147,061	$155,731	$168,115	$180,700	$162,982
Ratio of earnings to fixed charges	3.4	2.9	2.8	2.8	3.5